

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2020

Todd Buxton
Chief Executive Officer
Alpha Investment Inc.
200 East Campus View Boulevard, Suite 200
Columbus, OH 43235

      Re: Alpha Investment Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2019
          Filed March 18, 2020
          Form 10-Q for the Quarterly Period Ended September 30, 2020
          Filed November 23, 2020
          File No. 333-198772

Dear Mr. Buxton:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Real Estate & Construction

cc: Dale S. Bergman, Esq.